SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Genco Shipping & Trading Limited
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

Y2685T115
(CUSIP Number)

Susanne V. Clark
c/o Centerbridge Partners, L.P. 375 Park Avenue New York, NY 10152 (212) 672-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 24 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,394,832 (including 1,074,368 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,394,832 (including 1,074,368 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,394,832 (including 1,074,368 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.21%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,394,832 (including 1,074,368 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,394,832 (including 1,074,368 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,394,832 (including 1,074,368 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.21%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,927,379 (including 3,025,061 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,927,379 (including 3,025,061 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,927,379 (including 3,025,061 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.86%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,532,547 (including 1,950,693 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,532,547 (including 1,950,693 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,532,547 (including 1,950,693 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.64%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,532,547 (including 1,950,693 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,532,547 (including 1,950,693 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,532,547 (including 1,950,693 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.64%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,579,228 (including 3,527,148 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,579,228 (including 3,527,148 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,579,228 (including 3,527,148 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.82%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners SBS II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,514 (including 25,814 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,514 (including 25,814 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,514 (including 25,814 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Associates II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,579,228 (including 3,527,148 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,579,228 (including 3,527,148 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,579,228 (including 3,527,148 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.82%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON CCP II Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,612,742 (including 3,552,962 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,612,742 (including 3,552,962 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,612,742 (including 3,552,962 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.92%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners II AIV IV (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,136,381 (including 875,297 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,136,381 (including 875,297 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,381 (including 875,297 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.43%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,136,381 (including 875,297 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,136,381 (including 875,297 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,381 (including 875,297 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.43%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 13 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 230,585 (including 177,608 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 230,585 (including 177,608 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,585 (including 177,608 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.70%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 14 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 230,585 (including 177,608 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 230,585 (including 177,608 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,585 (including 177,608 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.70%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 15 of 24 Pages

1	NAME OF REPORTING PERSON CSCP II Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,366,966 (including 1,052,905 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,366,966 (including 1,052,905 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,366,966 (including 1,052,905 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.13%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 16 of 24 Pages

1	NAME OF REPORTING PERSON Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,907,087 (including 7,630,928 shares of Series A Preferred Stock convertible into Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,907,087 (including 7,630,928 shares of Series A Preferred Stock convertible into Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,907,087 (including 7,630,928 shares of Series A Preferred Stock convertible into Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.91%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 17 of 24 Pages

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,907,087 (including 7,630,928 shares of Series A Preferred Stock convertible into Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,907,087 (including 7,630,928 shares of Series A Preferred Stock convertible into Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,907,087 (including 7,630,928 shares of Series A Preferred Stock convertible into Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.91%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 18 of 24 Pages

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on July 21, 2014, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on July 23, 2015, Amendment No. 2 (“Amendment No. 2”) filed with the SEC on September 17, 2015, Amendment No. 3 (“Amendment No.3”) filed with the SEC on May 11, 2016, Amendment No.4 (“Amendment No. 4”) filed with the SEC on June 10, 2016, and Amendment No. 5 (“Amendment No. 5”) filed with the SEC on July 1, 2016, and Amendment No. 6 (“Amendment No. 6”) filed with the SEC on October 11, 2016 (the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and this Amendment No. 7, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”) and the Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of Genco Shipping & Trading Limited, a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). This Amendment No. 7 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons committed to acquire the 1,032,990 shares of Series A Preferred Stock, reported in this Schedule 13D pursuant to the Additional Stock Purchase Agreement (as defined in Item 4), which convert into 1,032,990 shares of Common Stock, for an aggregate purchase price of $5,010,001.50, which to be derived from the working capital of CCP, CCPM, CSCP II, CSCP Cayman, CCP II Cayman and CCP SBS II Cayman.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described in the Issuer’s Form 8-K filed October 27, 2016, on October 26, 2016, Centerbridge entered into a Stock Purchase Agreement with the Issuer effective as of October 27, 2016 (the “Additional Stock Purchase Agreement”) for the purchase of 1,032,990 shares of the Series A Preferred Stock for an aggregate purchase price of $5,010,001.50.

The Series A Preferred Stock to be sold pursuant to the Additional Purchase Agreement will be automatically and mandatorily convertible Common Stock upon approval by the Company’s shareholders of such conversion. The purchase price of the Series A Preferred Stock under the Additional Purchase Agreement is $4.85 per share. The description of the Series A Preferred Stock is incorporated by reference from Amendment No. 6.

The Reporting Persons hereby expressly disclaim membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any other stakeholders in the Issuer, and the entry into the Additional Stock Purchase Agreement and the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person, for any purpose, is a member of a group with any such stakeholder, or any other person, or that the Reporting Persons beneficially own any shares of Common Stock beneficially owned by any other stakeholder, or any other person.

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 19 of 24 Pages

The consummation of the transactions contemplated by the Additional Purchase Agreement is subject to the satisfaction of certain closing conditions, including, without limitation, refinancing and amendment of certain of the Issuer’s credit facilities. In addition, pursuant to the Additional Stock Purchase Agreement, the Issuer has agreed to enter into a Registration Rights Agreement with Centerbridge and the other investors listed on the signature pages attached to the Additional Stock Purchase Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement will require, among other things, that the Issuer file one or more “resale” registration statements, registering under the Securities Act of 1933, as amended, the offer and sale of all of the Common Stock issued or to be issued upon conversion of the Series A Preferred Stock.

The description of the Additional Stock Purchase Agreement and the Registration Rights Agreement contained in this response to Item 4 are qualified in their entirety by reference to the Additional Stock Purchase Agreement, which is incorporated herein by reference and attached hereto as Exhibit 6, and the Registration Rights Agreement, which is incorporated herein by reference and attached hereto as Exhibit 7.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The percentages of Common Stock reported herein are based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the SEC on August 9, 2016, reflecting the one-for-ten reverse stock split effected by the Issuer on July 7, 2016 (the “Reverse Stock Split”), and assumes the conversion of all shares of Series A Preferred Stock.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. The number of shares set forth on the Reporting Persons’ cover pages also gives effect to the Reverse Stock Split.

The shares of Common Stock issuable upon conversion of the Series A Preferred Stock have been included by the Reporting Persons in their beneficial ownership voluntarily at this time even though the issuance of the Series A Preferred Stock is subject to contingencies as more fully described in Item 4.

(c) The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 5(c).

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplement by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 20 of 24 Pages

Exhibit	Description
6	Additional Stock Purchase Agreement, dated as of October 26, 2016.
7	Registration Rights Agreement, dated as of October 26, 2016 (attached as Exhibit B to the Additional Stock Purchase Agreement).

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 21 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2016

CENTERBRIDGE CREDIT PARTNERS, L.P.

By: Centerbridge Credit Partners

General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P. By: Centerbridge Credit Cayman GP Ltd., its general partner /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

Centerbridge Credit Cayman GP Ltd. /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.

By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 22 of 24 Pages

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P. By: Centerbridge Credit Cayman GP Ltd., its general partner /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS II (CAYMAN), L.P.

By: Centerbridge Associates II (Cayman), L.P.,

its general partner

By: CCP II Cayman GP Ltd.,

its general partner

By: Centerbridge GP Investors II, LLC,

its director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS II (CAYMAN), L.P.

By: CCP II Cayman GP Ltd.,

its general partner

By: Centerbridge GP Investors II, LLC,

its director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES II (CAYMAN), L.P.

By: CCP II Cayman GP Ltd.,

its general partner

By: Centerbridge GP Investors II, LLC,

its director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 23 of 24 Pages

CCP II CAYMAN GP LTD. By: Centerbridge GP Investors II, LLC, its director /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS II AIV IV (CAYMAN), L.P.

By: Centerbridge Special Credit Partners General

Partner II (Cayman), L.P., its general partner

By: CSCP II Cayman GP Ltd., its general partner

By: Centerbridge Special GP Investors II, L.L.C.,

its director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER II (CAYMAN), L.P.

By: CSCP II Cayman GP Ltd., its general partner

By: Centerbridge Special GP Investors II, L.L.C.,

its director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CSCP II CAYMAN GP LTD. By: Centerbridge Special GP Investors II, L.L.C., its director /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 24 of 24 Pages

CENTERBRIDGE SPECIAL CREDIT PARTNERS II, L.P.

By: Centerbridge Special Credit Partners

General Partner II, L.P.,

its general partner

By: CSCP II Cayman GP Ltd.,

its general partner

By: Centerbridge Special GP Investors II, L.L.C.,

its director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS

GENERAL PARTNER II, L.P.

By: CSCP II Cayman GP Ltd., its general partner

By: Centerbridge Special GP Investors II, L.L.C.,

its director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

MARK T. GALLOGLY /s/ Mark T. Gallogly

Jeffrey H. Aronson /s/ Jeffrey H. Aronson